Mail Stop 3561

June 24, 2009

Rebecca C. Polak, Esq.
Executive Vice President, General Counsel and Secretary
KAR Holdings, Inc.
13085 Hamilton Crossing Boulevard
Carmel, Indiana 46032

> **Re:** **KAR Holdings, Inc. and the Listed Guarantor Co-Registrants**
> **Amendment No. 1 to Form S-1 Registration Statement and Post-**
> **Effective Amendment No. 2 to Form S-1 Registration**
> **Statement**
> **Filed June 17, 2009**
> **File Nos. 333-158666 and 333-149137**

Dear Ms. Polak:

We have reviewed your letter dated June 17, 2009 in response to our comment letter dated May 21, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 16. Exhibits and Financial Statement Schedules, page II-17

1.   We reviewed your response to comment nine in our letter dated May 21, 2009. We note your disclosure under the headings "Executive Compensation— Compensation Discussion and Analysis—KAR LLC Override Units" on page 123 that "[e]ach of [your] named executive officers, other than Mr. Phillips, are also Management Members in KAR LLC" and that "[t]hrough the issuance by KAR LLC of certain profit interests referred to as "Override Units," [your] named executive officers are incentivized to manage from the perspective of owners with an equity stake in the Company." Refer also to your disclosure under the heading "—Axle LLC Override Units" on page 124. Since the KAR LLC and Axle LLC operating units and value units appear to be compensatory, please file the agreements governing these units as material contracts or tell us why it is not appropriate to do so. Refer to Item 601(b)(10)(iii) of Regulation S-K.

2.   We reviewed your response to comment 11 in our letter dated May 21, 2009. Please file Exhibits F-1 to F-7 of the Credit Agreement with your next amendment since they are a part of the Credit Agreement and you are required to file the entire agreement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregory A. Fernicola, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        (212) 735-2000